UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Update: Kookmin Bank’s Split-off of its Fund Service Business

This Form 6-K is being furnished solely for the purpose of updating certain information in the Form 6-K furnished to the U.S. Securities and Exchange Commission by KB Financial Group Inc. (“KB Financial Group”) under the cover “Kookmin Bank’s Split-off of its Fund Service Business” on July 5, 2023 (the “Original Report”) regarding the decision by Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, to split-off Kookmin Bank’s fund service business to form a new entity (the “Split-off”), which will become a wholly-owned subsidiary of Kookmin Bank.

On December 14, 2023, KB Financial Group disclosed that the completion of the Split-off has been postponed due to delays in discussions with financial authorities and related parties, although, as of the date of this report, Kookmin Bank has obtained a preliminary approval of the Split-off from the financial authorities. KB Financial Group plans to make further disclosures once the schedules relating to the Split-off have been determined.

For detailed information regarding the Split-off, please refer to the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 14, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
	Name:	Scott Y. H. Seo
	Title:	Senior Executive Vice President and Chief Finance Officer